April 4, 2017

VIA EDGAR

Karen L. Rossotto

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Re:	Steadfast Alcentra Global Credit Fund File Nos. 333-214405; 811-23210

Dear Ms. Rossotto:

On behalf of Steadfast Alcentra Global Credit Fund (the “Fund”), please find transmitted herewith for filing the Fund’s response to verbal comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued on March 22 and March 23, 2017, with respect to the above-captioned filing. The headings and numbered paragraphs below correspond to the order of the Commission’s comments. References to page numbers (other than in headings taken from the Commission’s comments) are to pages of Amendment No. 2 to the Company’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Commission on April 4, 2017, and prospectus (the “Prospectus”) and Statement of Additional Information (the “Statement of Additional Information”) included therein. We respond to the specific comments of the Staff as follows:

March 22, 2017 Comments

Cover Page

1.	Per the “Names Rule,” please revise your disclosure throughout the prospectus to state that the Fund “will invest” or “intends to invest” 40% of its total assets in non-U.S. securities (and not that it “may” invest).

Response: The Fund has revised its disclosure on the cover page and on pages 2, 26 and 32 of the Prospectus and B-1 of the Statement of Additional Information to clarify that it intends to invest, under normal market conditions, approximately 40% of its total assets in non-U.S. securities, as measured throughout the life of the Fund.

2.	Please disclose that there is no guarantee that the Fund will ever meet the minimum offering requirement.

Phone: 202.408.5153 | www.mmmlaw.com

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Karen L. Rossotto

U.S. Securities and Exchange Commission

April 4, 2017

Response: The Fund has revised its disclosure on the cover page to describe that there is no guarantee that the Fund will satisfy the minimum offering requirement.

3.	Please either remove disclosure regarding the Expense Support Agreement or add disclosure that such agreement is terminable at any time by the Fund or the Adviser.

Response: The Fund has revised its disclosure on the cover page to clarify that the Fund or the Adviser may terminate the expense support and conditional reimbursement agreement at any time. The Fund also advises the Staff that the termination provisions of the expense support and conditional reimbursement agreement are disclosed in other locations in the Prospectus.

4.	Please explain why Class A shares are referenced in the fee table, as the Fund will only offer Class T shares until the multi-class exemptive relief is granted (if ever).

Response: The Fund advises the Staff that it initially included Class A shares in the pricing table since Class A shares have the highest upfront sales load. However, the Fund has revised the pricing table so that it now assumes all shares sold in the offering are Class T shares.

5.	Please supplementally provide us with a status of the multi-class exemption application.

Response: The Fund advises the Staff that it has a call with the Staff scheduled for April 4, 2017, at which time it expects to receive initial comments from the Staff. The Fund intends to amend its application for exemptive relief shortly thereafter.

6.	In all locations where you discuss the application for exemptive relief in connection with offering multiple share classes, please revise to qualify that such exemption is not guaranteed (i.e., “if granted”).

Response: The Fund has revised its disclosure throughout the Prospectus as requested.

7.	The Prospectus states that the Fund will not sell any shares until it reaches the minimum offering amount. How will you meet the minimum offering amount if you do not sell any shares?

Response: The Fund advises the Staff that pending satisfaction of the Fund’s minimum offering requirement, all subscription payments will be placed in an escrow account held by the Fund’s escrow agent, in trust for the subscribers’ benefit. Until satisfaction of the Fund’s minimum offering requirement, no funds will be released to the Fund and no shares will be issued to subscribers.

8.	The Fund references “closings” on the cover page. Please describe what the term “closing” means with respect to the issuance of shares in the proposed offering.

Response: The Fund has revised its disclosure on the cover page as requested.

Karen L. Rossotto

U.S. Securities and Exchange Commission

April 4, 2017

Summary of Terms

9.	How is the Fund partnering with unaffiliated private equity investors (i.e., are they co-investing)? Please explain.

Response: The Fund has revised its disclosure on pages 4 and 34 to clarify that it will not be “partnering” with private equity sponsors, but intends to seek opportunities to invest alongside such firms.

Summary of Fees and Expenses

10.	Please explain what “average net assets” are. There is no need to add additional disclosure.

Response: The Fund advises the Staff that average net assets refers to the total value of the Fund’s assets, less any liabilities, averaged over a period of time. For purposes of the “Summary of Fees and Expenses” section of the Prospectus, the Fund believes this measurement is more meaningful than including an end-of-period amount of net assets since the Fund will be raising capital on a continuous basis. The Fund advises the Staff that estimated “average net assets” for purposes of the “Summary of Fees and Expenses” section of the Prospectus is consistent among publicly-registered, non-traded closed-end funds and business development companies.

The Fund

11.	Please explain why the Fund considers non-U.S. securities to be investments that are “tied economically” to a foreign country if the issuer (i) has a class of its securities whose principal securities market is in a foreign country or (ii) is organized under the laws of, or has a principal office in, a foreign country?

Response: In the release proposing Rule 35d-1, the SEC suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer's most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region. In the release adopting Rule 35d-1, the SEC indicated that such criteria may be too restrictive and provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. The Fund believes that each of the criteria by which the Fund considers non-U.S. securities to be investments that are “tied economically” to a foreign country (including if the issuer has a class of its securities whose principal securities market is in a foreign country or is organized under the laws of, or has a principal office in, a foreign country), is a general indicator that a non-U.S. security is tied economically to a foreign country.

Karen L. Rossotto

U.S. Securities and Exchange Commission

April 4, 2017

Investment Objective, Strategies and Opportunities

12.	Please disclose the anticipated credit quality of the Funds’ investments (this can be general).

Response: The Fund revised its disclosure on page 32 to clarify that the Fund may invest in securities that are rated below investment grade by rating agencies or unrated securities that would be rated below investment grade if they were rated. The Fund advises the Staff that it has included comparable disclosure throughout the Prospectus.

13.	Please remove and replace the word “concentration” because it creates confusion; suggest using word such as “focused.”

Response: The Fund believes that the term “concentration” is a widely used term in the investment industry to explain a Fund’s policy regarding concentration risk across types of investments, including across a particular industry or geographic sector. The Fund respectfully believes that a term such as “focus” could be more confusing to an investor than the term “concentration.” To further reduce any confusion, the Fund has revised its disclosure on page 35 to clarify that its investment portfolio will be monitored to ensure that the Fund’s investments are not overly concentrated across industries, geographic sectors or financial sponsors.

14.	Stating that the Fund will seek to “diversify” may create confusion; please use a word other than “diversify.”

Response: The Fund has revised its disclosure on pages 6 and 35 of the Prospectus as requested.

15.	This is the first time preferred shares are discussed. If the Fund intends to issue preferred shares, please move this up to the summary.

Response: The Fund advises the Staff that it has no current intention to issue any shares of preferred stock and has, therefore, not added disclosure to the summary section of the Prospectus.

16.	Please spell out “PIK.”

Response: The Fund respectfully directs the Staff’s attention to page 3 of the Prospectus where the Fund defines the term “PIK.”

Types of Investments and Related Risks

17.	If appropriate, please disclose that senior loans are generally below investment grade and predominately speculative.

Response: The Fund advises the Staff that it expects that a substantial portion of its overall portfolio, which will include a broad range of debt securities, including senior loans, will be comprised of securities that are rated below investment grade by rating agencies (commonly referred to as ‘‘high-yield’’ or ‘‘junk’’ securities) or unrated securities that would be rated below investment grade if they were rated. The Fund has included such disclosure on the cover page and on pages 2 and 32 of the Prospectus.

Karen L. Rossotto

U.S. Securities and Exchange Commission

April 4, 2017

18.	If the Fund intends to invest in distressed debt as a “principal investment strategy,” then please add such disclosure in the summary.

Response: The Fund does not intend to invest in distressed debt as a “principal investment strategy.” Therefore, it has not included disclosure in the summary section of the Prospectus.

19.	Please disclose in the “Conflicts of Interest” section (or elsewhere as appropriate) the Adviser’s conflict in recommending that the Fund incur leverage, as the management fee is based on total assets, which include leverage.

Response: The Fund respectfully directs the Staff to page 56 of the Prospectus that provides disclosure regarding the Adviser’s conflict of interest in recommending that the Fund incur leverage, as the base management fee is payable based upon the Fund’s average daily gross assets, which would include any borrowings for investment purposes. The Fund also respectfully directs the Staff to pages 18, 55, and 74 where it discloses the Adviser’s general conflict of interest in regards to the compensation payable to the Adviser.

Management and Incentive Fees

20.	Instead of “first annual or semi-annual report,” insert the period of report and specify annual or semi-annual.

Response: The Fund has revised its disclosure on page 70 of the Prospectus as requested.

Statement of Additional Information

21.	Please revise to provide all information required under Item 18 (following the chart) for management discussion and compensation.

Response: The Fund has revised its disclosure in the Statement of Additional Information as requested.

22.	Item 21 of Form N-2 requires disclosures related to conflicts of interest of the “portfolio manager”; please revise to use this term (as it appears that the Sub-adviser is the same as the “portfolio manager”).

Response: The Fund has revised page B-25 of the Statement of Additional Information as requested.

Part C – Other Information

23.	Please confirm that a subscription agreement is (or will be) uploaded as an exhibit to registration statement.

Response: The Fund respectfully directs the Staff to the Form of Subscription Agreement filed as Exhibit (p) in connection with Pre-Effective Amendment No. 1 to the Fund’s Registration Statement on Form N-2, filed with the Commission on February 17, 2017.

Karen L. Rossotto

U.S. Securities and Exchange Commission

April 4, 2017

March 23, 2017 Comments

Cover Page

1.	Please include an additional bullet point on the prospectus cover page stating that the amount of distributions paid, if any, is uncertain.

Response: The Fund has revised its disclosure on the cover page and page 20 of the Prospectus as requested.

2.	Please clarify on the prospectus cover page which class (i.e., Class T) will be offered prior to obtaining multi-class exemptive relief.

Response: The Fund has revised its disclosure on the cover page of the Prospectus as requested.

3.	Please start a new paragraph commencing with the sentence “Class A and Class T Shares are available for purchase by any investor that meets […].”

Response: The Fund has revised its disclosure on the cover page and pages 12, 76 and 97 of the Prospectus as requested.

Summary of Terms

4.	In general, please revise the disclosure throughout the prospectus, including on page 12, to state that the Fund will initially only sell Class T until exemptive relief is obtained permitting the Fund to sell other share classes.

Response: The Fund has revised its disclosure throughout the Registration Statement, including on pages 12 and 75 of the Prospectus, as requested.

5.	Most of the text in the last bullet point on page 19 of the Prospectus does not describe a risk. Please remove all text other than “Although the Fund has implemented a share repurchase program, it may be discontinued at any time.”

Response: The Fund has revised its disclosure on page 19 of the Prospectus as requested.

Investment Objective, Strategies and Opportunities

6.	Disclose in the Investment Strategies section that the Fund will invest in (1) distressed companies, (2) derivatives, and (3) hedging (as the third to last bullet on page 21 describes hedging).

Response: The Fund advises the Staff that the disclosure under “Investment Strategies” includes principal investment strategies of the Fund. While it may, on an opportunistic basis, invest in distressed companies or in derivatives, neither is a principal investment strategy. With respect to hedging, as noted in the “Summary Risk Factors” and “Risk Factors” sections of the Prospectus, the Fund may seek to hedge its foreign currency exposure, but it does not intend that this will be a principal investment strategy. As a result, the Fund has not included additional disclosure regarding distressed companies, derivatives or hedging in the “Investment Strategies” section of the Prospectus. The Fund directs the Staff to disclosure beginning on page B-5 of the Statement of Additional Information relating to investments in bankrupt issuers and disclosure beginning on page B-7 regarding investments in derivatives.

Karen L. Rossotto

U.S. Securities and Exchange Commission

April 4, 2017

7.	This section does not explain how the exit is predictable. Either remove “predictable” or explain how the exit is predictable.

Response: The Fund has revised its disclosure on page 38 of the Prospectus as requested.

Types of Investments and Related Risks

8.	Please replace “limited” with “no” in the risk factor “Limited Prior Investment Adviser Experience.”

Response: The Fund has revised its disclosure on page 54 of the Prospectus as requested.

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Please do not hesitate to contact the undersigned at 202-216-4812 if you have any additional questions.

Sincerely Yours,

MORRIS, MANNING & MARTIN, LLP

By:	/s/ Owen J. Pinkerton
Name:	Owen J. Pinkerton

cc:	Christopher Hilbert Jack Yang